1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

August 16, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

RE:	Natural Destiny Inc.

Registration Statement on Form S-1

Filed May 13, 2016

File No. 333-211380

Dear Ms. Ransom:

On behalf of Natural Destiny Inc. (the “Company”), we hereby respond to the letter, dated June 9, 2016, from you to Jianrong Xia, Chief Executive Officer of the Company (“Mr. Xia”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Registration Statement on Form S-1 filed May 13, 2016 (the “Original S-1”). A marked version of Amendment No. 1 to the Original S-1 (the “Amended S-1”), reflecting all changes to the Original S-1, is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in bold type below, and have followed each comment with the Company’s response.

General

1.	Based upon your current operations and assets, it appears that you may be a shell company as defined in Rule 405 of the Securities Act. Please revise your registration statement to disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8 and the potential reduced liquidity or illiquidity of your securities. Alternatively, please provide us with a detailed analysis as to whether you are a shell company as defined in Rule 405 of the Securities Act.

The Company respectfully submits that it is not a shell company within in the meaning of Rule 405 and provides the following analysis in support of its position. Pursuant to Rule 405, a “shell company” is defined as a registrant that has: (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Mara L. Ransom, Assistant Director U.S. Securities and Exchange Commission August 16, 2016 Page 2 of 9

Operations Test

The Company has more than nominal operations. The Company is a “start-up” business that commenced operations as a distributor of natural foods and beverages in China in November 2014 and achieved revenues of $452,841 for its fiscal 2015. While these sales were derived from a related party, this does not make the Company’s operations “nominal” for purposes of the Rule 405 analysis, and the nature of the Company’s historic operations and reliance on related-party revenues is described in the Original S-1 and Amended S-1 so investors can assess the Company’s business and associated risks.

Moreover, although the Company did not have any sales for the first quarter of fiscal 2016, the Company has been actively sourcing products beyond those provided by its related party and has been developing marketing strategies for new products. In furtherance of its business plan, on July 18, 2016, the Company entered into a sales agreement with Jiangyin Shixiu E-Commerce Co., Ltd., an unrelated online e-commerce platform, for the sales of cherry plum wine for a total purchase price of RMB 66,320,000 (approximately $9.9 million). On July 25, 2016, the Company signed a purchase agreement with Shandong Yezhiyuan Bio-Technology Co., Ltd., an unrelated supplier, for purchase of 100 tons of cherry plum wine. Additionally, the Company is in the process of marketing and promoting the cherry plum based products including the cherry plum condensed drink and wine within its existing sales network.

In addition, the Company has leased two offices and one warehouse in different cities in China and has employed five full-time employees for its operations. Also, the Company is looking to hire additional salespersons to expand its foot print to other regions of China. With the implementation of its business plan for the fiscal 2016, the Company expects to generate revenue in the last quarter of fiscal 2016. As such, the Company believes that its operations are material more than nominal.

Asset Test

While it is true that the Company’s assets are relatively small, such assets consist of more than cash or cash equivalents, which is strong evidence that the Company maintains an operating business. The Company’s balance sheet at March 31, 2016 (as disclosed in the Amended S-1) shows assets associated with an operating business, including accounts receivable, other receivables and prepaid expenses. Classic shell companies (including those searching for an operating business to acquire) typically only have cash on their balance sheet. Moreover, and while not formally a part of the shell company test, the Company’s March 31, 2016 balance sheet evidences liabilities that are customarily associated with an operating business, including accounts payable, advances and short-term borrowings.

As such, the Company respectfully submits to the Staff that the Company is a classic start-up enterprise not unlike many other businesses seeking to establish and thereafter grow its operations. While the Company may not be large in terms of its assets, it has a business, a business plan and assets and liabilities associated with a new business. Therefore, the Company submits that it is not a shell company.

Mara L. Ransom, Assistant Director U.S. Securities and Exchange Commission August 16, 2016 Page 3 of 9

Risk Factors, page 5

2.	Please include a risk factor indicating that the ability of U.S. regulators to conduct investigations and inspections within the PRC is limited.

In accordance with the Staff’s comment, the Company has included a risk factor indicating the ability of U.S. regulators to conduct investigations and inspections within the PRC is limited on page 18 of the Amended S-1. The risk factor is also reproduced below for the Staff’s convenience:

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, the Company may receive requests from certain U.S. agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the capricious nature of Chinese enforcers, and may therefore be impossible to facilitate.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Overview, page 24

3.	We note disclosure on page 25 that the Company had no sales or purchase transactions for the three months ended December 31, 2015, as you have been focused on sourcing products with higher margins and developing marketing strategies for new products. However, on page 1, your disclosure indicates that, for the current fiscal year, you plan to focus on the marketing and sale of one product, the Xinshui cherry plum drink. Please revise your disclosure to clarify whether you intend to continue to focus on sourcing products and developing marketing strategies or the sale of one product, the Xinshui cherry plum drink. Discuss the status of what you are focused on, including when you expect distributions to commence, your plan of operations for the next 12 months, and working capital requirements for marketing and other costs necessary to execute your plan of operations. Discuss any required funding and known material, demands, commitments, capital expenditures, events, or uncertainties that will have, or are reasonable likely to have, a material impact on the company’s plan of operations and financial condition, with particular emphasis on the prospects of the future.

The Staff is advised that the Company expects to start selling the cherry plum drinks during the second half of 2016. In addition, the Company plans to devote itself to the marketing and sales of other cherry plum based products such as cherry plum wine during the same period. In July 2016, the Company signed agreements with unrelated supplier and customer for the sales of 100 tons of cherry plum wine and anticipates the sales to commence in October, 2016. In addition, the Company plans to hire additional sales personnel to expand its sale network. Pursuant to a commitment letter from Mr. Xia, the Company has received a repayment of RMB5 million (approximately $0.78 million) in loans from Mr. Xia and is expecting to receive the payment for the remaining loan balance by the end of August 2016. The funds will be used for the Company’s operations and the Company believes the funds would be sufficient to meet its working capital requirements for the next twelve months. The Company has revised relevant disclosure in the Amended S-1 on pages 24 and 27.

Mara L. Ransom, Assistant Director U.S. Securities and Exchange Commission August 16, 2016 Page 4 of 9

Liquidity and Capital Resources, page 27

4.	In this Section, please disclose the effect the court ordered freeze of one of Hangzhou Yezhiyuan’s bank accounts has on your ability to manage cash flow, including the amount of cash in the account.

The Staff is advised that the frozen bank account of Hangzhou Yezhiyuan has a small balance of approximately $4,307, which does not affect its ability to manage cash flow. Hangzhou Yezhiyuan also maintains other bank accounts for its business operations. In response to the Staff’s comment, the Company has provided clarifying disclosure to this effect in the Amended S-1 on page 27.

5.	Please expand your disclosure to explain the reason for the advance from customers of $81,558. That is, if the advance was from your sole customer to date, Hangzhou Dechuan, which is controlled by your sole officer, please disclose that fact. If the advance was not from Hangzhou Dechuan, please explain the rationale for the advance given that you did not make any purchases or sales during the interim period ended December 31, 2015.

The advance was received from third parties for the sale of red wine. The order was cancelled due to supply issues and the advance is yet to be refunded to the customers. There was no penalties on the Company resulting from the cancellation of this order. The Company expects to return the advance to customers in August 2016.

VIE Agreements, page 31

6.	In this section, you appear to define “Hangzhou Yezhiyuan Shareholder” generically, as any person or entity who is the sole owner of Hangzhou Yezhiyuan. But elsewhere in the filing, including in your description of the VIE agreements on page 32, your use of “Hangzhou Yezhiyuan Shareholder” clearly refers Mr. Xia. In the instances where “Hangzhou Yezhiyuan Shareholder” means Mr. Xia, please clarify that fact.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended S-1 to clearly refer to Mr. Xia as the shareholder of Hangzhou Yezhiyuan.

7.	We note your disclosure that there are no PRC rules or regulations prohibiting or restricting direct foreign equity ownership in companies engaged in the food and beverage distribution business. We also note your disclosure on page 35 that you plan to engage in website sales. Please disclose whether PRC rules or regulations on foreign equity ownership impact your ability to engage in e-commerce activities.

The Staff is advised that, based on the advice of its Chinese counsel, in the event that the Company engages in website sales and profits from publishing information and providing other related services on its website, the Company may be deemed to be providing commercial internet information services, which would require the Company to obtain an ICP License. An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services and foreign ownership of value-added telecommunications business is subject to restrictions under current PRC laws, rules and regulations. The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council of the PRC in December 2001 and subsequently amended in September 2008 and February 2016 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. The Guidance Catalog of Industries for Foreign Investment amended in 2015 allows a foreign investor to own more than 50% of the total equity interest in an e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other category of value-added telecommunications services except for e-commerce.

Mara L. Ransom, Assistant Director U.S. Securities and Exchange Commission August 16, 2016 Page 5 of 9

As the Company plans to conduct website sales through its principal Chinese operating subsidiary, the Company does not believe the PRC rules or regulations on foreign equity ownership will impact its ability to engage in e-commerce activities, including the ability to obtain and hold an ICP License.

In response to the Staff’s comment, the Company has added disclosure to this effect in the Amended S-1 on page 38.

Corporate Structure, page 34

8.	In the organizational chart, please indicate that your CEO is the sole owner of Hangzhou Yezhiyuan.

In response to the Staff’s comments, the Company has indicated that its CEO is the sole owners of Hagnzhou Yezhiyuan in the corporate structure on page 34 of the Amended S-1.

Executive Compensation, page 45

9.	We note your disclosure that you did not pay any compensation to your sole officer and director in the years ending September 30, 2015 and 2014. We also note your disclosure on page 26 about the increase in operating expenses attributable to an increase in salary and employee surcharge. Please explain.

The Staff is advised that during the year ended September 30, 2015, the Company added three new employees, which contributed to the increase in salary and employee surcharge.

Certain Relationships and Related Transactions, page 46

10.	It appears that you have extended credit to Mr. Xia. Please explain how you believe these arrangements comport with Section 13(k) of the Securities Exchange Act of 1934.

The Staff is advised that the credit was extended to Mr. Xia by the Company’s Chinese operating subsidiary during the fiscal year ended September 30, 2015, prior to the filing of the Original S-1. The Company has received a commitment letter from Mr. Xia to repay the credit by August 31, 2016. The Company is aware of the provisions of Section 13(k) and confirms that there will be no transactions inconsistent with Section 13(k) relating to extending credit or loans to Company directors or executive officers once the Company becomes subject to Section 13(k).

Mara L. Ransom, Assistant Director U.S. Securities and Exchange Commission August 16, 2016 Page 6 of 9

11.	Please provide us with your analysis on whether the Exclusive Option Agreement is a transaction that should be disclosed under Item 404(d)(1) of Regulation S-K.

Under the Exclusive Option Agreement, Mr. Xia, the Company’s sole officer and director who is also the sole shareholder of Hangzhou Yezhiyuan, irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of his equity interests in Hangzhou Yezhiyuan. The option price is equal to the capital paid in by Mr. Xia, subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of the date of the Amended S-1 and in the future, if WFOE exercised such option, the total option price that would be paid to Mr. Xia would be RMB 9,000,000 (approximately $1.35 million), which is the aggregate registered capital of Hangzhou Yezhiyuan. As such, the Exclusive Option Agreement should be disclosed under Item 404(d)(1) of Regulation S-K and the Company has included the following relevant disclosure in the Amended S-1on page 46.

“On April 13, 2016, Mr. Xia, our sole office and director, who is also the sole shareholder of Hangzhou Yezhiyuan entered into an exclusive option agreement whereby Mr. Xia irrevocably granted WFOE an exclusive option to purchase , to the extent permitted under PRC law, once or at multiple times, at any time, part or all of his equity interests in Hangzhou Yezhiyuan for a purchase price that equal to the paid in capital of Hangzhou Yezhiyuan, which is RMB 9,000,000 (approximately $1.35 million) as of the date of this prospectus.”

Security Ownership of Certain Beneficial Owners and Management, page 47

12.	We note that Mr. Xia owns 61% of your shares. We also note that, as part of the Share Exchange on April 13, 2016, you issued 100% of your then outstanding shares to Jiang Hao, the sole owner of Natural Destiny (BVI) Company Limited. Please tell us how Mr. Xia obtained his shares. Please also tell us how the other shareholders not included in this selling shareholder group acquired their shares.

The Staff is advised that for PRC regulatory purposes, Mr. Xia has an exclusive purchase option agreement with Mr. Jiang whereby Mr. Xia is granted an option to purchase 250, 000,000 shares of common stock of the Company for a purchase price of $1.00. Other than the selling stockholders, the only shareholder is Jiang Hao who received his shares of the Company through the share exchange occurred on April 13, 2016.

Financial Statements, page F-1

13.	Please ensure your financial statements comply with the updating requirements of Rule 3-12 of Regulation S-X.

The Company has updated its financial statements to include the period ended March 31, 2016 to comply with the requirement of Rule 3-12 of Regulation S-X.

Notes to the Unaudited December 31, 2015 Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-7

14.	In light of the fact that there were no sales or purchase transactions for the period ending December 31, 2015, please explain to us the nature of your inventory balance, the remaining shelf life of the inventory, and whether you reasonably expect your inventory to be used or sold within the normal operating cycle.

The Staff is advised that the inventories the Company had at December 31, 2015 consisted of edible bird’s nests, created by swiftlets using solidified saliva harvested for human consumption. These inventories were all sold to Hangzhou Dechuan Bio-Technology Co. Ltd., an affiliated company, on March 16, 2016.

Mara L. Ransom, Assistant Director U.S. Securities and Exchange Commission August 16, 2016 Page 7 of 9

Notes to the Audited September 30, 2015 Consolidated Financial Statements

1. Organization and Principal Activities, page F-19

15.	We note that on April 13, 2016 you entered into a Share Exchange Agreement to acquire all of the issued and outstanding shares of Natural Destiny (BVI) Company Limited (“ND BVI”). Please tell us your basis in GAAP for your accounting and financial statement presentation. You state on page F-21 that the transaction between you and Hangzhou Yezhiyuan Agriculture Development Co., Ltd., a PRC limited liability company (“Hangzhou Yezhiyuan”) constituted a reorganization and all of the companies are under common control. If you accounted for the transactions as a reorganization of entities under common control, please tell us and disclose the date from which the entities were under common control and your consideration of ASC 805-50-45. Further, please include in your response an explanation of how you determined common control existed. Your disclosure should be revised to clarify the legal and accounting form of the transaction and your financial statement presentation. If true, please explain that the financial statements reflect the operations and activities of Hangzhou Yezhiyuan, given the fact the share exchange agreement was not executed until April 13, 2016.

Effective April 1, 2016, pursuant to an exclusive option agreement, Mr. Hao Jiang granted Mr. Xia an irrevocable and exclusive option to purchase 250,000,000 shares of common stock of the Company owned by Mr. Jiang at $1.00 at any time.

Mr. Xia is the Chief Executive Officer and sole owner of Hangzhou Yezhiyuan. Mr. Xia is also the Company’s Chief Executive Officer and effectively holds 99.9% of outstanding shares of the Company.

As the Company and Hangzhou Yezhiyuan are both controlled by Mr. Xia through his significant ownerships and executive positions, we concluded that these entities are under common control.

For accounting purposes, the Company accounted for the transactions among these three entities following ASC 805-50-45-2 to reflect the results of their combined operations from their inceptions to the date of the transaction. The financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods and the reorganization had occurred as of October 1, 2014, which is described in the last paragraph of Note 1 to the audited financial statements. The Company included the historical values of Hangzhou Yezhiyuan’s assets and liabilities in its consolidated financial statements.

Mara L. Ransom, Assistant Director U.S. Securities and Exchange Commission August 16, 2016 Page 8 of 9

16.	We note that you conduct your business through an operating entity, Hangzhou Yezhiyuan, a PRC limited liability company, which is a VIE. Please disclose qualitative information about your involvement with the VIE, including the nature, purpose, size, and activities of the VIE. Also include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities, or assembled workforce. Refer to ASC 810-10-50-5A.d.

In response to the Staff’s comment, the Company has included the following in Note 1 to the audited financial statements in the Amended S-1:

“Hangzhou Yezhiyuan, a VIE, is wholly owned by Mr. Jianrong Xia. Mr. Jianrong Xia is also the Company’s Chief Executive Officer and effectively holds 99.9% of the Company. Hangzhou Yezhiyuan’s operations are, in fact, directly controlled by the Company entirely. There are no unrecognized revenue-producing assets that are held by Hangzhou Yezhiyuan.”

4. Related Party Transactions and Balances, page F-25

17.	Please disclose the terms and manner of settlement of the amount due from the Chief Executive Officer. Refer to ASC 850-10-50.

The Company has amended Note 4 to the audited financial statements in the Amended S-1 to include the following:

“The amount due from Mr. Jianrong Xia is interest-free and payable on demand. Pursuant to a commitment letter dated July 15, 2016, Mr. Xia agreed to return RMB8, 397,183 (approximately $1.27 million) before August 31, 2016.”

9. Commitments and Contingencies, page F-26

18.	We note one of your bank accounts has been frozen pursuant to a court verdict. Please disclose if the restricted cash balance at September 30, 2015 and December 30, 2015 represents the account frozen pending the resolution of this matter. If not, please expand your accounting policies to disclose the provisions of any restrictions as to withdrawal or usage of your cash.

In response to the Staff’s comment, the Company has added the last paragraph of Note 9, Commitment and Contingencies in the Amended S-1:

“As of March 31, 2016 and September 30, 2015, the Company had $4,307 and $4,359, respectively, in a bank account that was frozen. The balance was included under the caption, restricted cash in the consolidated balance sheets.”

Mara L. Ransom, Assistant Director U.S. Securities and Exchange Commission August 16, 2016 Page 9 of 9

We thank the Staff in advance for its consideration of the Amended S-1. Should you have any questions regarding the foregoing, please contact me at (212) 370-1300.

Sincerely,

/s/ Richard I. Anslow
Richard I. Anslow

cc:	Natural Destiny Inc.